DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 12-22-06

07044072

January 31, 2007

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10022

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	1/31/2007

Re: Citigroup Inc.
Incoming letter dated December 22, 2006

Dear Ms. Dropkin:

This is in response to your letter dated December 22, 2006 concerning the shareholder proposal submitted to Citigroup by Ray T. Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

831001

citigroup

RECEIVED
2006 DEC 27 AM 9:09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600
dropkins@citigroup.com

December 22, 2006

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. by Ray T. Chevedden

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement (the "Proposal") submitted by Ray T. Chevedden (the "Proponent"), for inclusion in the proxy materials to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 17, 2007 (the "Proxy Materials"). Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached Proposal from the Proxy Materials to be proper pursuant to Rule 14a-8(i)(3) promulgated under the Exchange Act.

Rule 14a-8(i)(3) provides that a proposal may be omitted if the proposal or supporting statement "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of Citigroup Inc.'s intention to omit the Proposal from the Proxy Materials. Citigroup Inc. currently plans to file its definitive Proxy Materials with the Securities and Exchange Commission on or about March 13, 2007.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: John Chevedden
Ray T. Chevedden

Encls.

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to exclude the stockholder proposal and supporting statement (the "Proposal"), a copy of which is attached hereto as Exhibit A, submitted by Ray T. Chevedden (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2007 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 17, 2007.

The Proposal states:

"RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement.

The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory, will not affect any person's compensation and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders."

It is Citigroup's belief that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 14a-8(i)(3) provides that a proposal may be excluded if either "the proposal or the supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(i)(3) ON THE BASIS THAT IT IS MATERIALLY MISLEADING IN VIOLATION OF RULE 14a-9.

The Proponent's proposal requests that shareholders have the opportunity to vote on an advisory resolution to approve the Compensation Committee Report. The supporting statement in the Proposal states " The results of such a vote would provide our management with useful information about whether stockholders view the company's compensation practices, as reported each year in the Compensation Committee Report, to be in shareholders' best interests." Pursuant to the new executive compensation rules issued by the Securities and Exchange Commission ("Commission") in August 2006, the Compensation Committee Report no longer contains information concerning a company's compensation practices. Such disclosure is now required to appear in the Compensation Discussion and Analysis Report ("CD&A"). The new Compensation Committee Report only requires a statement from the compensation committee that it has reviewed and discussed the CD&A with management and that it recommends the CD&A be included in the 10-K and proxy statement.

In *Sara Lee Corporation* (September 11, 2006), the staff ("Staff") of the Division of Corporation Finance of the Commission stated that:

> we note that the Board's Compensation Committee Report will no longer be required to include a discussion of the compensation committee 'policies applicable to the registrant's executive officers' (as required previously under Item 402(k)(1) of Regulation S-K) and, instead, will be required to state whether: (a) the compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management; and (b) based on the review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K and, as applicable, the company's proxy or information statement. The proposal's intent to 'allow stockholders to express their opinion about senior executive compensation practices' would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion Analysis disclosure rather than the company objectives and policies for named executive officers described in the Compensation Discussion and Analysis.

Because the new proxy disclosures rules, as described above, were issued after the proponent submitted the proposal to Sara Lee, the Staff permitted the proponent to revise the proposal to account for changes in the new proxy rules noting that "...because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis." As the new rules were in place at the time the Proponent submitted the proposal to Citigroup, on October 18, 2006, the Proponent should not be allowed to revise his proposal. Similar to *Sara Lee*, the Compensation Committee Report will not contain information about the Company's compensation practices. Since the Proponent asserts that the vote on the proposal would allow shareholders to express their views on compensation matters, it would be misleading and should be excluded under Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(3).

[Rule 14a-8 Proposal, October 17, 2006]

3 – Shareholder Vote on Executive Pay

RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement.

The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory, will not affect any person's compensation and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 sponsors this proposal.

The current rules governing senior executive compensation do not give stockholders enough influence over pay practices. In the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors remuneration report." Such a vote isn't binding, but allows stockholders a clear voice which could help reduce excessive pay. Stockholders do not have any mechanism for providing ongoing input. See "Pay Without Performance" by Lucian Bebchuk and Jesse Fried.

Accordingly, we ask our board to allow stockholders to express their view about senior executive compensation practices by establishing an annual referendum process. The results of such a vote would provide our management with useful information about whether stockholders view the company's compensation practices, as reported each year in the Compensation Committee Report, to be in shareholders' best interests.

Important Because Our Board Has a Record of Overcompensation

The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment firm rated our company "Very High Concern" in CEO Compensation – $28 million. The Corporate Library said:

- The amount of the CEO's "Other Annual Compensation" questions our board's ability to ensure that the executive compensation process is sufficiently performance-related.
- The CEO's total annual compensation exceeds the median for a company of this size by more than 20%.
- The CEO's total annual compensation is among the very highest for a company of this size.
- The CEO's total compensation for the reported period, including realized options, exceeds the median for a company of this size by more than 20%.

Also the Chairman of our Compensation Committee was a CEO. CEOs seem to have a hard time saying no to one another according to The Corporate Library. Citigroup is the subject of "Pay for performance? You must be joking." published in The Corporate Library's July 22, 2004 edition of Board Briefs.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for a Shareholder Vote on Executive Pay.

Shareholder Vote on Executive Pay

Yes on 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 22, 2006

The proposal asks the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory management resolution to approve the report of the Compensation Committee in the proxy statement.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(3), as materially false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

END